Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investors@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

QUARTER ENDED ON SEPTEMBER 30, 2015

Buenos Aires, Argentina, November 10, 2015 - Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its financial results for the quarter ended on September 30, 2015.

HIGHLIGHTS

•	Net income for the quarter ended September 30, 2015, amounted to Ps.1,187 million, a 27.5% increase from the Ps.931 million profit recorded in the third quarter of fiscal year 2014. The profit per share for the quarter amounted to Ps.0.91, compared to Ps.0.72 per share for the same quarter of fiscal year 2014.

•	The result of the quarter was mainly attributable to the income derived from the interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”) (Ps.1,107 million), in Sudamericana Holding S.A., (Ps.80 million), and in Galicia Administradora de Fondos S.A. (Ps.27 million), and partially offset by administrative and financial expenses (Ps.37 million).

•	As of September 30, 2015, Grupo Financiero Galicia and its subsidiaries had a staff of 12,153 employees, had a network of 651 branches and other points of contact with clients, and managed 3.4 million deposit accounts and 13.1 million credit cards.

CONFERENCE CALL

On Tuesday, November 10, 2015 at 11:00 A.M. Eastern Standard Time (01:00 PM Buenos Aires Time), GFG will host a conference call to review these results. The call-in number is: 719-457-2697 – Conference ID: 4111022.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE THIRD QUARTER

	In millions of pesos, except percentages
Table I:	FY2015		FY2014	Variation (%)
Net Income by Business	3rd Q	2nd Q	3rd Q	3Q15 vs 2Q15	3Q15 vs 3Q14
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	1,107	878	877	26.1	26.2
Sudamericana Holding S.A.	80	67	52	19.4	53.8
Galicia Administradora de Fondos S.A.	27	23	13	17.4	107.7
Other companies (1)	17	6	5	183.3	240.0
Deferred tax adjustment (2)	(4)	8	14	(150.0)	(128.6)

Administrative Expenses	(10)	(7)	(6)	42.9	66.7

Financial Results	(27)	(23)	(22)	17.4	22.7

Other income and expenses	(3)	(3)	(2)	—	50.0

Net Income	1,187	949	931	25.1	27.5

(1)	Includes the results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

	In pesos, except stated otherwise and percentages
Table II:	FY2015	FY2014	Nine Months Ended
Principal Indicators	3rd Q	3rd Q	09/30/15	09/30/14
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	0.91	0.72	2.38	1.89
Book Value per Share(1)	10.18	7.20	10.18	7.20

Closing Price
Shares - Buenos Aires Stock Exchange	24.85	21.00
ADS - Nasdaq (in dollars)	17.82	14.21

Price/Book Value	2.44	2.92

Average Daily Volume (amounts in thousands)
Buenos Aires Stock Exchange	713	1,401	767	1,306
Nasdaq (2)	3,848	7,343	4,324	5,969

Profitability (%)
Return on Average Assets (3)	4.12	4.25	3.82	3.88
Return on Average Shareholders’ Equity (3)	37.61	41.78	35.34	40.19

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the third quarter of fiscal year 2015 Grupo Financiero Galicia recorded a Ps.1,187 million profit, which represented a 4.12% annualized return on average assets and a 37.61% return on average shareholder’s equity.

This result was mainly due to profits from its interest in Banco Galicia (Ps.1,107 million) which accounts for 93.3% of Grupo Financiero Galicia’s net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data	In millions of pesos
	FY2015			FY2014
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Consolidated Balance Sheet
Cash and due from Banks	17,472	10,876	11,590	16,959	14,478
Government and Corporate Securities	17,064	19,661	15,128	10,010	10,974
Net Loans	82,838	79,663	72,139	66,608	61,579
Other Receivables Resulting from Financial Brokerage	10,834	13,987	9,802	6,798	6,970
Equity Investments in other Companies	52	51	52	52	51
Bank Premises and Equipment. Miscellaneous and Intangible Assets	4,727	4,069	3,904	3,759	3,464
Other Assets	3,555	3,676	3,698	3,128	3,129

Total Assets	136,542	131,983	116,313	107,314	100,645

Deposits	82,421	77,242	68,600	64,666	59,931
Other Liabilities Resulting from Financial Brokerage	32,672	35,153	28,899	25,401	24,650
Subordinated Notes	2,302	2,250	2,103	2,066	1,969
Other Liabilities	4,915	4,394	4,643	4,154	4,002
Minority Interest	992	891	863	781	729

Total Liabilities	123,302	119,930	105,108	97,068	91,281

Shareholders’ Equity	13,240	12,053	11,205	10,246	9,364

Consolidated Income Statement
Financial Income	6,446	5,820	5,569	4,976	4,884
Financial Expenses	(3,343)	(3,171)	(2,796)	(2,763)	(2,344)

Gross Brokerage Margin	3,103	2,649	2,773	2,213	2,540

Provisions for Loan Losses	(448)	(484)	(591)	(517)	(646)
Income from Services. Net	2,036	1,851	1,780	1,600	1,575
Income from Insurance Activities	447	429	392	369	302
Administrative Expenses	(3,317)	(3,079)	(2,768)	(2,522)	(2,356)
Minority Interest	(101)	(66)	(82)	(77)	(70)
Income from Equity Investments	47	26	26	50	112
Net Other Income	156	166	94	176	95
Income Tax	(736)	(543)	(666)	(409)	(621)

Net Income	1,187	949	958	883	931

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Grupo Financiero Galicia S.A. – Additional Information
	FY2015			FY2014
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Physical Data (Number of)
Employees	12,153	12,048	12,080	12,012	11,971
Banco Galicia	5,522	5,479	5,485	5,374	5,317
Regional Credit-Card Companies	5,072	5,098	5,174	5,232	5,346
Compañía Financiera Argentina	1,205	1,147	1,119	1,112	1,026
Sudamericana Holding	303	273	252	242	229
Galicia Administradora de Fondos	17	17	16	16	16
Other companies	34	34	34	36	37

Branches	525	525	528	527	526
Bank Branches	260	260	260	261	261
Regional Credit-Card Companies	207	207	209	207	206
Compañía Financiera Argentina	58	58	59	59	59

Other Points of Sale	126	126	126	126	126
Regional Credit-Card Companies	90	90	90	90	90
Compañía Financiera Argentina	36	36	36	36	36

Deposit Accounts (in thousands)	3,394	3,193	3,028	3,006	2,948

Credit Cards (in thousands)	13,097	12,569	12,181	11,933	11,635

Banco Galicia	3,232	3,089	2,970	2,882	2,804
Regional Credit-Card Companies	9,717	9,348	9,045	8,880	8,676
Compañía Financiera Argentina	148	132	166	171	155

Inflation and Exchange Rates
Retail Price Index (%) (1)	3.73	3.17	3.42	3.40	4.19
Wholesale Price Index (I.P.I.M.) (%) (1)	4.27	3.58	1.44	3.12	4.64
C.E.R. Coefficient (%) (1)	3.49	3.51	3.13	3.83	4.13
Exchange Rate (Pesos per US$) (2)	9.4192	9.0865	8.8197	8.5520	8.4643

Rates (quarterly averages(3))
Badlar (4)	20.97	20.52	20.59	19.95	21.17
Reference Interest Rate	25.97	26.30	26.83	26.66	26.81
Minimum Interest Rate on 30 to 44 days Time Deposits (5)	23.27	22.88	23.34	23.19	N/A
Maximum Interest Rate on Personal Loans:
Group I	37.66	38.13	38.90	38.65	38.87
Group II	46.75	47.34	48.29	47.98	48.26
Interest Rate on Credit Line for Investment Projects	18.00	19.00	19.00	19.50	19.50

(1)	Variation within the quarter.
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Except for Credit Line for Investment Projects, which corresponds to the interest rate established by regulations for each period.
(4)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.
(5)	Minimum interest rate on time deposits for individuals for amounts up to Ps.350,000. Corresponds to the interest rate on time deposits for up to Ps.1 million for companies and individuals since July 27, 2015.

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BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the third quarter amounted to Ps.1,107 million, Ps.230 million (26.2%) higher than in the same quarter of fiscal year 2014, reaching Ps.2,866 million during the first nine months of fiscal year 2015, Ps.542 million (23.3%) higher than in the same period of fiscal year 2014.

•	The growth of results when compared to the third quarter of fiscal year 2014 was mainly due to the 24.9% growth in operating income(1) and a 30.7% decrease in provisions for loan losses, partially offset by the 41.0% increase in administrative expenses.

•	The credit exposure to the private sector reached Ps.96,027 million, up 32.1% during the last twelve months, and deposits reached Ps.82,584 million, up 37.5% during the same period. As of September 30, 2015, the Bank’s estimated market share of loans to the private sector was 9.11% while its estimated market share of deposits from the private sector was 8.92%.

•	In the framework of the Credit Line for Productive Investment Projects, the Bank continued to fulfill the placement of the quota established by regulations in force. As of the end of the quarter, the outstanding amount of loans related to this credit line reached Ps.9,204 million.

•	As of September 30, 2015, shareholders’ equity amounted to Ps.12,765 million, and the computable capital was Ps.12,674 million, representing a Ps.3,867 million excess capital (or 43.9%). The capital ratio was 15.8%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A., consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (in liquidation), Galicia Cayman S.A. (until September 30, 2014, as on October 1 it was merged with Banco Galicia), Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A., Galicia Valores S.A. Sociedad de Bolsa, Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.

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RESULTS FOR THE THIRD QUARTER

	In millions of pesos, except percentages
Table III		FY2015	FY2014	Variation (%)
Evolution of Consolidated Results	3rd Q	2nd Q	3rd Q	3Q15 vs 2Q15	3Q15 vs 3Q14
Net Financial Income	3,075	2,628	2,521	17.0	22.0
Net Income from Services	2,227	2,055	1,723	8.4	29.3
Provisions for Loan Losses	(448)	(484)	(646)	(7.4)	(30.7)
Administrative Expenses	(3,204)	(2,967)	(2,273)	8.0	41.0

Operating Income	1,650	1,232	1,325	33.9	24.5

Net Other Income / (Loss)(*)	113	135	150	(16.3)	(24.7)
Income Tax	(656)	(489)	(598)	34.2	9.7

Net Income	1,107	878	877	26.1	26.2

(*)	Includes income from equity investments and minority interest results.

	Percentages
Table IV	FY2015	FY2014	Nine Months Ended
Profitability and Efficiency	3rd Q	3rd Q	09/30/15	09/30/14
Return on Average Assets (*)	3.88	4.03	3.59	3.68
Return on Average Shareholders’ Equity (*)	36.31	40.38	33.96	38.88
Financial Margin (*) (1)	12.50	14.08	12.43	14.10
Net Income from Services as a % of Operating Income (2)	42.00	40.60	42.50	38.64
Net Income from Services as a % of Administrative Expenses	69.51	75.80	70.71	70.44
Administrative Expenses as a % of Operating Income (2)	60.43	53.56	60.11	54.86

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the third quarter of fiscal year 2015, the Bank recorded a Ps.1,107 million profit, Ps.230 million (or 26.2%) higher than the Ps.877 million profit for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.1,058 million increase in operating income and lower provisions for loan losses, for Ps.198 million, which were offset mainly by increases in administrative expenses, for Ps.931 million, and in income tax, for Ps.58 million.

The operating income for the third quarter of fiscal year 2015 totaled Ps.5,302 million, up 24.9% from the Ps.4,244 million recorded in the same quarter of the prior year. This positive development was due both to a higher net income from services (up Ps.504 million or 29.3%) and a higher net financial income (up Ps.554 million or 22.0%).

The net financial income for the quarter included a Ps.73 million gain from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.1 million loss in the third quarter of the previous fiscal year. The quarter’s profit was composed of a Ps.75 million gain from FX brokerage and of a Ps.2 million loss from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions, compared to a Ps.64 million profit and a Ps.65 million loss, respectively, in the third quarter of fiscal year 2014.

6

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.3,002 million, with a Ps.481 million (or 19.1%) increase as compared to the Ps.2,521 million of income of the same quarter of fiscal year 2014, as a consequence of the increase in the portfolio of loans to the private sector and of government securities, offset by a decrease in the spread.

	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table V					FY2015				FY2014
Average Balances, Yield and Rates(*)	3rd Q		2nd Q		1st Q		4th Q		3rd Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	98,417	25.15	91,904	24.42	81,902	26.40	76,184	25.30	71,639	27.25
Government Securities	16,375	25.68	15,870	19.23	11,351	26.25	9,697	13.00	10,000	29.45
Loans	79,835	24.99	73,546	25.80	68,469	26.48	64,269	27.16	59,056	27.28
Financial Trusts Securities	721	29.39	786	5.98	823	24.70	846	27.06	876	9.80
Other Interest-Earning Assets	1,486	26.00	1,702	21.95	1,259	24.62	1,372	24.47	1,707	22.27

Interest-Bearing Liabilities	67,840	16.52	63,548	16.45	57,275	15.94	54,388	15.40	52,497	15.72
Saving Accounts	14,960	0.20	12,786	0.19	12,690	0.18	11,298	0.21	10,670	0.18
Time Deposits	39,849	22.20	37,506	21.66	33,301	21.28	31,048	20.63	30,041	21.45
Debt Securities	10,343	17.75	9,704	17.12	9,368	16.43	9,334	15.93	8,729	16.18
Other Interest-Bearing Liabilities	2,688	18.44	3,552	18.14	1,916	25.24	2,708	16.95	3,057	12.43

(*)	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.26,778 million (37.4%) as compared to the third quarter of the previous fiscal year, as a consequence of the Ps.20,779 million increase in the average portfolio of loans to the private sector and of the Ps.6,375 million growth in the average balance of government securities, due to a higher position in peso-denominated securities (Bonac 2016 and provincial debt securities) and in dollar-denominated securities (primarily Lebac). Interest-bearing liabilities increased Ps.15,343 million (29.3%) during the same period, mainly due to the increase of the average balances of interest-bearing deposits.

The average yield on interest-earning assets for the third quarter of fiscal year 2015 was 25.15%, with a 210 basis points (“b.p.”) decrease compared to the same quarter of the prior year. This decrease was a consequence of the 377 b.p. decrease on the portfolio of government securities and the 229 b.p. decrease on the portfolio of loans to the private sector. Likewise, the average cost of interest-bearing liabilities was 16.52%, with an 80 b.p. increase compared to the third quarter of the prior year, mainly due to the 75 b.p. increase of the average interest rate on time deposits.

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	In millions of pesos
Table VI			FY2015		FY2014
Income from Services, Net	3rd Q	2nd Q	1st Q	4th Q	3rd Q
National Cards	831	731	687	656	580
Regional Credit Cards	1,198	1,093	1,004	1,012	911
CFA	78	70	69	65	51
Deposit Accounts	511	465	447	383	372
Insurance	120	110	101	94	88
Financial Fees	35	33	35	26	29
Credit-Related Fees	75	76	80	67	61
Foreign Trade	55	50	46	48	49
Collections	69	72	64	52	51
Utility-Bills Collection Services	44	40	36	34	36
Mutual Funds	9	8	6	6	4
Other	154	132	131	131	126

Total Income	3,179	2,880	2,706	2,574	2,358

Total Expenditures	(952)	(825)	(735)	(797)	(635)

Income from Services, Net	2,227	2,055	1,971	1,777	1,723

Net income from services amounted to Ps.2,227 million, up 29.3% from the Ps.1,723 million recorded in the third quarter of the previous fiscal year. The increases of fees which stood out were those related to national and regional credit cards (36.1%), to deposit accounts (37.4%), to insurance (36.4%) and to collections (35.3%).

Provisions for loan losses for the third quarter of fiscal year 2015 amounted to Ps.448 million, Ps.198 million lower than in the same quarter of the prior year, attributable both to the commercial and to the consumer loan portfolios.

Administrative expenses for the quarter totaled Ps.3,204 million, up 41.0% from the same quarter of the previous year. Personnel expenses amounted to Ps.1,747 million, growing 35.1%, mainly due to salary increase agreements with the unions. The remaining administrative expenses, excluding the amortization of organization and development expenses, amounted to Ps.1,299 million, with a Ps.402 million (44.8%) increase as compared to Ps.897 million from the third quarter of fiscal year 2014, mainly due to increases in maintenance, cash transportation, taxes, and consultants fees due to the increase in the level of activity and of expenses related to services provided to the Bank. Likewise, the amortization of organization and development expenses amounted to Ps.158 million, with a 90.4% increase, as in December 2014 the Bank began to amortize its investment in the SAP Core Banking System.

Income from equity investments amounted to Ps.61 million, Ps.58 million (or 48.7%) lower than in the third quarter of fiscal year 2014, when a profit related to the sale of the Bank’s interest in Banelco S.A. to Visa S.A. was recorded, within the framework of the integration project of said companies. In addition, as of June 30, 2015, the amortization of the negative goodwill from the acquisition of CFA was completed.

Net other income for the third quarter amounted to Ps.153 million, an increase of 57.7% as compared to the Ps.97 million profit for the same quarter of the prior year, mainly due to higher results related to security margins on repurchase agreement transactions and to credits recovered, and to lower net charges from other provisions.

8

The income tax charge was Ps.656 million, Ps.58 million higher than in the third quarter of fiscal year 2014.

LEVEL OF ACTIVITY

	In millions of pesos
Table VII			FY2015		FY2014
Exposure to the Private Sector	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Loans	86,238	83,051	75,119	69,208	64,218
Financial Leases	1,011	1,034	1,058	1,066	1,055
Corporate Securities	855	718	773	724	628
Other Financing (*)	7,923	7,454	7,149	7,877	6,626

Subtotal	96,027	92,257	84,099	78,875	72,527

Securitized Assets (**)	—	40	102	141	164

Total Credit	96,027	92,297	84,201	79,016	72,691

(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**)	Financial trust CFA Trust I.

As of September 30, 2015, the Bank’s total exposure to the private sector reached Ps.96,027 million, with an increase of 32.1% from a year before and of 4.0% during the quarter.

Total loans include Ps.19,074 million corresponding to the regional credit card companies, which registered a 31.9% increase during the last twelve months and a 5.6% increase in the quarter. They also include Ps.3,490 million from CFA, which were up 8.9% during the year and 3.8% in the quarter.

	Percentages
Table VIII			FY2015		FY2014
Market Share (*)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Total Loans	8.45	8.67	8.34	8.07	8.04
Loans to the Private Sector	9.11	9.15	9.06	8.76	8.74

(*)	Banco de Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of September 30, 2015, without considering those granted by the regional credit card companies, was 9.11%, compared to 9.15% from June 30, 2015, and to 8.74% from September 30, 2014.

9

	In millions of pesos
Table IX			FY2015		FY2014
Loans by Type of Borrower	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Large Corporations	11,278	11,885	9,657	8,590	10,416
SMEs	24,518	22,854	22,171	20,514	18,414
Individuals	49,874	45,605	42,228	39,649	34,920
Financial Sector	568	2,707	1,063	455	468

Total Loans	86,238	83,051	75,119	69,208	64,218

Allowances	3,401	3,288	2,996	2,615	2,653

Total Loans, Net	82,837	79,763	72,123	66,593	61,565

	In millions of pesos
Table X			FY2015		FY2014
Loans by Sector of Activity	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Financial Sector	568	2,707	1,063	455	468
Services	5,398	4,761	3,821	3,468	3,716
Agriculture and Livestock	8,850	8,676	8,875	8,178	7,013
Consumer	50,160	45,864	42,481	39,747	34,865
Retail and Wholesale Trade	7,817	6,775	6,873	5,936	6,216
Construction	936	884	787	709	823
Manufacturing	10,610	11,297	9,246	9,256	9,861
Other	1,899	2,087	1,973	1,459	1,256

Total Loans	86,238	83,051	75,119	69,208	64,218

Allowances	3,401	3,288	2,996	2,615	2,653

Total Loans, Net	82,837	79,763	72,123	66,593	61,565

During the year, loans to the private sector registered growth, mainly in those granted to individuals (42.8%) and SMEs (33.1%). By sector of activity, the higher growth was recorded in the consumer sector (43.9%) and in the agriculture and livestock sector (26.2%).

	In millions of pesos
Table XI			FY2015		FY2014
Exposure to the Argentine Public Sector (*)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Government Securities’ Net Position	14,758	18,200	14,682	10,101	11,225

Held for Trading	14,758	18,200	14,682	10,101	11,125
Lebac / Nobac	10,770	13,972	11,790	7,563	8,223
Other	3,988	4,228	2,892	2,538	2,902
Bonar 2015 Bonds	—	—	—	—	100

Other Receivables Resulting from Financial Brokerage	782	747	821	867	881
Trust Certificates of Participation and Securities	689	718	784	830	831
Other	93	29	37	37	50

Total Exposure	15,540	18,947	15,503	10,968	12,106

(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

10

As of September 30, 2015, the Bank’s exposure to the public sector amounted to Ps.15,540 million. Excluding debt securities issued by the Argentine Central Bank said exposure reached Ps.4,770 million (3.5% of total assets), while as of September 30, 2014, it amounted to Ps.3,883 million (3.9% of total assets). This increase during the last twelve months was due to the acquisition of government securities, mainly Bonac 2016.

	In millions of pesos
Table XII			FY2015		FY2014
Deposits (*)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
In Pesos	75,955	72,304	64,105	60,091	55,789
Current Accounts	19,728	19,016	15,971	15,985	15,040
Saving Accounts	16,657	15,767	13,893	14,090	11,597
Time Deposits	38,389	36,446	33,122	29,081	28,181
Other	1,181	1,075	1,119	935	971

In Foreign Currency	6,629	5,052	4,592	4,841	4,251

Total Deposits	82,584	77,356	68,697	64,932	60,040

(*)	Includes CFA.

As of September 30, 2015, the Bank’s deposits amounted to Ps.82,584 million, representing a 37.5% increase during the last twelve months and a 6.8% increase during the quarter.

	Percentages
Table XIII			FY2015		FY2014
Market Share (*)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Total Deposits	7.12	6.97	6.70	6.63	6.89
Private Sector Deposits	8.92	8.73	8.71	8.79	8.78

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of September 30, 2015, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 8.92%, compared to 8.73% of the prior quarter and to 8.78% of a year before.

	In millions of pesos
Table XIV			FY2015		FY2014
Other Financial Liabilities	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Domestic Financial Institutions and Credit Entities	1,136	1,423	1,457	1,100	1,341
Foreign Financial Institutions and Credit Entities	1,284	1,843	1,591	807	1,695
Notes(*)	10,362	10,468	9,563	9,532	9,033
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	5,184	8,443	3,937	388	1,304
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	11,986	10,917	10,515	10,893	8,844
Other	4,664	4,017	3,611	4,413	4,094

Total	34,616	37,111	30,674	27,133	26,311

(*)	Includes subordinated notes.

11

As of September 30, 2015, other financial liabilities amounted to Ps.34,616 million, Ps.8,305 million or 31.6% higher than the Ps.26,311 million recorded a year before. This growth was mainly due to the increase of: (i) spot transactions pending settlement and repurchase agreement transactions of foreign currency and government securities, for Ps.3,880 million; (ii) financing from merchants in connection with credit card activities, for Ps.3,142 million; and (iii) of notes, for Ps.1,329 million. The increase of the balance of notes was related to transactions of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and CFA S.A., and to the evolution of the exchange rate during the period, partially offset by the amortizations recorded during the last twelve months.

As of September 30, 2015, the Bank had 3.4 million deposit accounts, which represent an increase of approximately 446 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 13.1 million, 1.5 million more than those managed a year before.

ASSET QUALITY

	In millions of pesos, except percentages
Table XV			FY2015		FY2014
Loan Portfolio Quality	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Non-Accrual Loans (*)	3,126	3,076	2,795	2,472	2,505
With Preferred Guarantees	54	44	53	50	69
With Other Guarantees	118	92	71	59	84
Without Guarantees	2,954	2,940	2,671	2,363	2,352

Allowance for Loan Losses	3,401	3,288	2,996	2,615	2,653

Non-Accrual Loans to Private-Sector Loans (%)	3.62	3.70	3.72	3.57	3.90
Allowance for Loan Losses to Private-Sector Loans (%)	3.94	3.96	3.99	3.78	4.13
Allowance for Loan Losses to Non-Accrual Loans (%)	108.80	106.89	107.19	105.78	105.91
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	5.50	4.42	4.44	4.41	6.11

(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.3,126 million as of September 30, 2015, representing 3.62% of total loans to the private-sector, recording an improvement as compared to the 3.90% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 108.80% as of September 30, 2015, compared to 105.91% of a year before.

In terms of total Credit (defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted) the Bank’s non-accrual portfolio represented 3.29% of total credit to the private-sector, and its coverage with allowances for loan losses reached 109.65%, compared to 3.50% and 106.58% of a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.1,183 million as of September 30, 2015, increasing 23.6% during the last twelve months, representing 1.85% of total loans to the private-sector, compared to the 2.03% ratio recorded a year before. The coverage with allowances for loan losses reached 142.94%, compared to 142.32% as of September 30, 2014.

12

	In millions of pesos
Table XVI	FY2015			FY2014
Consolidated Analysis of Loan Loss Experience	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Allowance for Loan Losses at the Beginning of the Quarter	3,288	2,996	2,615	2,653	2,519

Changes in the Allowance for Loan Losses
Provisions Charged to Income	437	481	573	496	624
Provisions Reversed	—	—	—	—	—
Charge Offs	(324)	(189)	(192)	(534)	(490)

Allowance for Loan Losses at Quarter End	3,401	3,288	2,996	2,615	2,653

Charge to the Income Statement
Provisions Charged to Income	(428)	(470)	(573)	(496)	(624)
Direct Charge Offs	(19)	(14)	(12)	(14)	(12)
Bad Debts Recovered	74	65	67	69	60
Provisions Reversed (*)	—	—	—	—	—

Net Charge to the Income Statement	(373)	(419)	(518)	(441)	(576)

(*)	Recorded under “Net Other Income/(Loss)”.

During the quarter, Ps.324 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.19 million were made.

CAPITALIZATION AND LIQUIDITY

	In millions of pesos, except ratios
Table XVII	FY2015			FY2014
Consolidated Regulatory Capital	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Minimum Capital Required (A)	8,807	7,993	7,478	7,077	6,578
Allocated to Financial Assets, Fixed Assets, Other Assets and to Lending to the Public Sector	6,377	5,776	5,419	5,098	4,673
Allocated to Market Risk	250	174	152	200	245
Allocated to Operational Risk	2,180	2,043	1,907	1,779	1,660

Computable Capital (B)	12,674	11,536	10,654	10,133	9,366
Tier I	10,599	9,692	8,911	8,041	7,354
Tier II	1,857	1,741	1,657	2,020	1,938
Additional Capital – Market Variation	218	103	86	72	74

Excess over Required Capital (B) - (A)	3,867	3,543	3,176	3,056	2,788

Total Capital Ratio (%)	15.77	16.03	15.87	15.91	15.83

As of September 30, 2015, the Bank’s consolidated computable capital was Ps.3,867 million (43.9%) higher than the Ps.8,807 million capital requirement. As of September 30, 2014, this excess amounted to Ps.2,788 million or 42.4%.

The minimum capital requirement increased Ps.2,229 million as compared to September 30, 2014, mainly as a result of higher requirements of: (i) Ps.1,704 million due to the growth of the private-sector loan portfolio; and (ii) Ps.520 million on operational risk.

13

Computable capital increased Ps.3,308 million as compared to September 30, 2014, mainly a consequence of a higher Tier I capital, for Ps.3,245 million, mainly due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.81 million decrease, mainly as a consequence of the 42% limit (64% until December 31, 2014) on the balance of subordinated notes admitted for fiscal year 2015 due to regulations in force.

	Percentages
Table XVIII	FY2015			FY2014
Liquidity (unconsolidated)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Liquid Assets (*) as a percentage of Transactional Deposits	75.28	76.94	76.81	75.32	79.13
Liquid Assets (*) as a percentage of Total Deposits	37.05	37.41	36.36	38.60	38.53

(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of September 30, 2015, the Bank’s liquid assets represented 75.28% of the Bank’s transactional deposits and 37.05% of its total deposits, as compared to 79.13% and 38.53%, respectively, as of September 30, 2014.

14

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2015			FY2014
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Cash and Due from Banks	17,466	10,871	11,585	16,951	14,470
Government and Corporate Securities	16,637	19,187	14,741	9,732	10,789
Net Loans	82,837	79,763	72,123	66,593	61,565
Other Receivables Resulting from Financial Brokerage	10,413	13,694	9,493	6,461	6,592
Equity Investments in Other Companies	104	109	100	93	85
Bank Premises and Equipment, Miscellaneous and Intangible Assets	4,648	3,996	3,839	3,696	3,407
Other Assets	2,689	2,849	2,930	2,436	2,480

Total Assets	134,794	130,469	114,811	105,962	99,388

Deposits	82,487	77,285	68,639	64,708	59,989
Other Liabilities Resulting from Financial Brokerage	32,314	34,861	28,571	25,067	24,342
Subordinated Notes	2,302	2,250	2,103	2,066	1,969
Other	3,980	3,571	3,898	3,478	3,329
Minority Interests	946	844	820	744	694

Total Liabilities	122,029	118,811	104,031	96,063	90,323

Shareholders’ Equity	12,765	11,658	10,780	9,899	9,065

Foreign-Currency Assets and Liabilities
Assets	16,884	16,729	14,087	12,812	13,885
Liabilities	16,535	16,678	13,946	13,300	13,620
Net Forward Purchases/(Sales) of Foreign Currency (1)	1,621	(690)	(1,105)	2,658	4,000

(*)	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)	Recorded off-balance sheet.

15

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2015			FY2014
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
FINANCIAL INCOME	6,393	5,779	5,530	4,932	4,849
Interest on Loans to the Financial Sector	21	9	14	30	44
Interest on Overdrafts	531	398	376	402	471
Interest on Promissory Notes	1,242	1,129	1,138	1,116	891
Interest on Mortgage Loans	96	85	77	78	81
Interest on Pledge Loans	23	21	21	21	20
Interest on Credit-Card Loans	2,239	2,309	2,142	1,900	1,647
Interest on Financial Leases	53	51	52	52	54
Interest on Other Loans	831	780	742	788	852
Net Income from Government and Corporate Securities	1,225	888	876	451	775
Net Income from Options	4	(1)	1	—	0
Interest on Other Receivables Resulting from Financial Brokerage	23	15	26	19	30
Net Income from Secured Loans - Decree No.1387/01	—	1	—	—	—
CER Adjustment	—	3	—	—	—
Other	43	40	31	75	(16)
Quotation Differences on Gold and Foreign Currency	62	51	34	—	—

FINANCIAL EXPENSES	(3,318)	(3,151)	(2,774)	(2,720)	(2,328)
Interest on Saving Accounts Deposits	(1)	—	(1)	(1)	—
Interest on Time Deposits	(2,194)	(2,016)	(1,755)	(1,590)	(1,560)
Interest on Subordinated Obligations	(93)	(88)	(85)	(81)	(80)
Other Interest	(22)	(20)	(22)	(21)	(29)
Interest on Interbank Loans Received (Call Money Loans)	(8)	(12)	(6)	(3)	(5)
Interest on Other Financing from Financial Entities	(18)	(25)	(23)	(24)	(33)
Interest on Other Liabilities Resulting from Financial Brokerage	(463)	(432)	(385)	(371)	(324)
Contributions to the Deposit Insurance Fund	(128)	(119)	(112)	(79)	(25)
Quotation Differences on Gold and Foreign Currency	—	—	—	40	67
Other	(391)	(439)	(385)	(590)	(339)

GROSS FINANCIAL MARGIN	3,075	2,628	2,756	2,212	2,521

PROVISIONS FOR LOAN LOSSES	(448)	(484)	(591)	(517)	(646)

INCOME FROM SERVICES, NET	2,227	2,055	1,971	1,777	1,723

ADMINISTRATIVE EXPENSES	(3,204)	(2,967)	(2,672)	(2,418)	(2,273)

Personnel Expenses	(1,747)	(1,654)	(1,527)	(1,344)	(1,293)
Directors’ and Syndics’ Fees	(27)	(27)	(23)	(22)	(19)
Other Fees	(105)	(87)	(58)	(65)	(57)
Advertising and Publicity	(141)	(135)	(107)	(103)	(105)
Taxes	(286)	(263)	(229)	(210)	(202)
Depreciation of Premises and Equipment	(55)	(50)	(47)	(45)	(44)
Amortization of Organization Expenses	(158)	(147)	(135)	(100)	(83)
Other Operating Expenses	(394)	(355)	(327)	(315)	(273)
Other	(291)	(249)	(219)	(214)	(197)

MINORITY INTEREST RESULTS	(101)	(74)	(75)	(50)	(66)

INCOME FROM EQUITY INVESTMENTS	61	37	36	33	119

NET OTHER INCOME / (LOSS)	153	172	97	173	97

INCOME TAX	(656)	(489)	(641)	(376)	(598)

NET INCOME / (LOSS)	1,107	878	881	834	877

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

16

CONSUMER FINANCE BUSINESS – ADITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XIX	FY2015		FY2014	Variation (%)
Selected Information	3rd Q	2nd Q	3rd Q	3Q15 vs 2Q15	3Q15 vs 3Q14
Total Assets	19,487	18,640	15,260	4.5	27.7
Cash and Due from Banks	312	289	215	8.0	45.1
Loans	16,873	16,008	12,858	5.4	31.2

Total Liabilities	15,694	15,281	12,546	2.7	25.1
Notes	4,353	4,691	3,799	(7.2)	14.6
Financial Entities	1,186	1,328	1,241	(10.7)	(4.4)
Merchants	8,471	7,677	6,203	10.3	36.6

Shareholders’ Equity	3,793	3,359	2,714	12.9	39.8

Net Income	434	296	272	46.6	59.6
Net Financial Income	645	543	503	18.8	28.2
Net Income from Services	1,058	950	801	11.4	32.1
Provisions for Loan Losses	(110)	(141)	(152)	(22.0)	(27.6)
Administrative Expenses	(1,032)	(989)	(792)	4.3	30.3

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	6.88	7.36	7.32	(48)	(44)
Allowance for Loan Losses to Total Loans (%)	6.35	6.75	6.93	(40)	(58)
Allowance for Loan Losses to Non-Accrual Loans (%)	92.26	91.69	97.76	57	(550)

	Percentages
Table XX	FY2015	FY2014	Nine Months Ended
Profitability and Efficiency	3rd Q	3rd Q	09/30/15	09/30/14
Return on Average Assets (*)	9.33	7.44	7.95	5.47
Return on Average Shareholders’ Equity (*)	47.52	40.27	40.83	30.20
Financial Margin (*) (1)	14.11	13.93	13.63	12.70
Net Income from Services as a % of Operating Income (2)	62.13	61.43	62.30	63.34
Net Income from Services as a % of Administrative Expenses	102.52	101.14	102.12	101.22
Administrative Expenses as a % of Operating Income (2)	60.60	60.74	61.01	62.58

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

17

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
Table XXI	FY2015		FY2014	Variation (%)
Selected Information	3rd Q	2nd Q	3rd Q	3Q15 vs 2Q15	3Q15 vs 3Q14
Total Assets	3,711	3,847	3,762	(3.5)	(1.4)
Cash and Due from Banks	255	333	194	(23.4)	31.4
Loans	3,023	2,898	2,754	4.3	9.8

Total Liabilities	2,502	2,668	2,664	(6.2)	(6.1)
Deposits	932	938	1,101	(0.6)	(15.3)
Notes	883	802	726	10.1	21.6
Financial Entities	185	285	365	(35.1)	(49.3)

Shareholders’ Equity	1,209	1,179	1,098	2.5	10.1

Net Income	30	29	22	3.4	36.4
Net Financial Income	276	271	278	1.8	(0.7)
Net Income from Services	51	44	20	15.9	155.0
Provisions for Loan Losses	(66)	(89)	(87)	(25.8)	(24.1)
Administrative Expenses	(235)	(215)	(193)	9.3	21.8

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	17.19	18.21	15.86	(102)	133
Allowance for Loan Losses to Total Loans (%)	13.35	12.73	9.41	62	394
Allowance for Loan Losses to Non-Accrual Loans (%)	77.67	69.92	59.34	775	1,833

	Percentages
Table XXII	FY2015	FY2014	Nine Months Ended
Profitability and Efficiency	3rd Q	3rd Q	09/30/15	09/30/14
Return on Average Assets (*)	3.25	2.57	3.13	3.21
Return on Average Shareholders’ Equity (*)	9.76	6.54	9.66	9.99
Financial Margin (*) (1)	31.76	35.79	31.94	33.82
Net Income from Services as a % of Operating Income (2)	15.60	6.71	14.14	4.32
Net Income from Services as a % of Administrative Expenses	21.70	10.36	21.26	7.07
Administrative Expenses as a % of Operating Income (2)	71.87	64.77	66.49	61.03

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

18

SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

	In millions of pesos, except percentages
Table XXIII	Quarters ended:			Variation (%)
Selected Information	09/30/2015	06/30/2015	09/30/2014	Quarter	Annual
Assets
Premiums Receivable	348	346	250	1	39
Reinsurance Recoverables	1	3	3	(66)	(66)

Liabilities
Debt with Insureds	152	140	109	9	39
Debt with Reinsurers	7	7	6	—	17
Debt with Agents and Brokers	75	68	57	10	32
Insurance Contract Liabilities	224	218	184	3	22

Shareholders’ Equity	479	539	330	(11)	45

Net Income	90	77	59	17	53

Earned Premiums	622	570	419	9	48
Incurred Claims	(86)	(83)	(59)	4	46
Net Investment Income	43	35	31	23	39
Commissions and Other	(216)	(217)	(155)	—	39
Operating Expenses	(178)	(140)	(112)	27	59

Annualized Sales	189	170	131	11	44

	Percentages
Table XXIX:	Quarters ended:		Nine months ended:
Profitability	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Return on Average Assets (*)	27.28	24.14	27.35	27.50
Return on Average Shareholders’ Equity (*)	72.61	66.04	66.68	66.11

(*)	Annualized.

19

GALICIA ADMINISTRADORA DE FONDOS S.A.

	In millions of pesos, except percentages
Table XXV:	FY2015		FY2014	Variation ()
Selected Information	3rd Q	2nd Q	3rd Q	3Q15 vs 2Q15	3Q15 vs 3Q14
Shareholders’ Equity	75	47	37	59.6	102.7

Net Income	28	24	14	16.7	100.0
Fees and Commissions	48	44	25	9.1	92.0
Administrative Expenses	(7)	(7)	(4)	0.0	75.0
Commercial Expenses	(3)	(2)	(2)	50.0	50.0

	In millions of pesos, except percentages
Table XXVI:	Assets Under Management as of:		Variation
Mutual Funds	09/30/2015	09/30/2014	Ps.
Fima Premium	4,326	3,126	1,200	38.4
Fima Ahorro Pesos	4,411	1,894	2,517	132.9
Fima Ahorro Plus	7,139	3,121	4,018	128.7
Fima Capital Plus	1,728	2,000	(272)	(13.6)
Fima Renta en Pesos	57	41	16	39.0
Fima Renta Plus	75	58	17	29.3
Fima Abierto Pymes	193	81	112	138.3
Fima Acciones	66	97	(31)	(32.0)
Fima PB Acciones	197	278	(81)	(29.1)

Total Assets Under Management	18,192	10,696	7,496	70.1

20

RECENT DEVELOPMENTS

GRUPO FINANCIERO GALICIA

On October 30, 2015, the Mercado Abierto Electrónico S.A. (“MAE”) approved, through its Resolution “C” 4916, dated on October 28, 2015, the listing and trading of Grupo Financiero Galicia’s Class B Ordinary Shares, with a face value of Ps.1 each, entitled to one vote each share.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

21